UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             U.S. TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91272D309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                C. Gregory Earls
                                USV Partners, LLC
                          2001 Pennsylvania Avenue, NW
                                    Suite 675
                             Washington, D.C. 20006
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 6 Pages

SEC 1746 (2-98)

                                  SCHEDULE 13D



CUSIP No.     91272D309                                        Page 2 of 6 Pages
              ---------                                            ---  ---
--------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           USV Partners, LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [  ]
                                                                     (b) [  ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  11,009,009
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  3,000,000
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        11,009,009

                            10          SHARED DISPOSITIVE POWER

                                        0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,009,009

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.3%

14         TYPE OF REPORTING PERSON (See instructions)

           OO (limited liability company)
--------------------------------------------------------------------------------

SCHEDULE 13D (Continued)                                       Page 3 of 6 Pages
--------------------------------------------------------------------------------


         This amendment No. 1 on Schedule 13D is filed on behalf of the USV Partners, LLC, to report the acquisition of additional shares by USV Partners, LLC and the election of C. Gregory Earls, the sole member of the manager of USV Partners, LLC, as President and Chief Executive Officer of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement between Kenneth H. Smith (the "Seller") and USV Partners, LLC dated as of February 12, 1999 (the "Stock Purchase Agreement"), USV Partners, LLC purchased an additional 3,366,152 shares of Common Stock (the "Common Stock") from the Seller, for an aggregate purchase price of $875,199.52. As provided by the Stock Purchase Agreement, USV Partners, LLC paid the aggregate purchase price to the Issuer, which applied such funds to cancel indebtedness of the Seller to the Issuer. The source of the funds was personal contributions of the members of USV Partners, LLC.

Item 4.  Purpose of Transaction.

         C. Gregory Earls, the sole member of USV Management, LLC (which is the manager of USV Partners, LLC), has been elected President and Chief Executive Officer of the Issuer, filling the vacancies created by the resignation of Kenneth H. Smith. In connection with Mr. Smith's resignation, USV Partners, LLC agreed to purchase from Mr. Smith a portion of the shares of the Issuer's Common Stock held by Mr. Smith. The proceeds of sale of these shares were used to repay certain indebtedness of Mr. Smith to the Issuer. USV Partners, LLC seeks to influence the affairs of the Issuer to the extent possible through Mr. Earls' position as a director, President and Chief Executive Officer of the Issuer.

         Except as described above and in the initial filing on Schedule 13D, USV Partners, LLC does not have any current plans or proposals which relate to or would result in any of the actions set forth in Parts (b) (c) and (e) through
(j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) According to the Form 10-Q filed by the Issuer with the SEC for the quarter ending September 30, 1998, there were 28,922,778 shares of Common Stock issued and outstanding. USV Partners, LLC has paid the Issuer $4,100,000 of the $5,000,000 purchase price under the Investment Agreement. The pro rata proportion of the shares of Preferred Stock and the Warrants, based on the amount paid to date, is 410,000 shares of Preferred Stock and 410,000 Warrants. If the Earls Family Limited Partnership contributes the balance of the purchase price to USV Partners, LLC, USV Partners, LLC will own 500,000 shares of Preferred Stock and 500,000 Warrants, after payment of such amount to the Issuer.

         Beginning January 12, 1999, USV Partners, LLC has the right to convert its shares of Preferred Stock to Common Stock and exercise its Warrants to purchase Common Stock. Based on the assumptions set forth in (c) below, if the Preferred Stock and the Warrants were exercised in full, USV Partners, LLC would directly own and would have sole power to vote or dispose of 11,009,009 shares of Common Stock (7,642,857 upon conversion as described in (c) below plus the 3,366,152 purchased as described in Item 3 above), representing 30.1% of the Issuer. In addition, pursuant to the Stock Purchase Agreement, the Seller pledged 3,000,000 shares of Common Stock of the Issuer to secure payment of a debt owed by the Seller to the Issuer and granted to C. Gregory Earls or to such other proxy holder chosen by the Board of Directors an irrevocable proxy to vote all of his shares, pledged or otherwise, of Common Stock of the Issuer during the time the debt remains outstanding and unpaid.

SCHEDULE 13D (Continued)                                    Page 4 of 6 Pages
--------------------------------------------------------------------------------

         (c) Pursuant to the Investment Agreement, USV Partners, LLC has the right and obligation to purchase 500,000 Warrants and 500,000 shares of Preferred Stock. USV Partners, LLC may convert the Preferred Stock into Common Stock and exercise the Warrants beginning on January 12, 1999. The number of shares of Common Stock of the Issuer into which each share of Preferred Stock is convertible shall be equal to the result obtained by (x) dividing (I) the stated value of the Preferred Stock ($10.00) plus any accrued but unpaid dividends on such share of Preferred Stock, by (II) the Conversion Price as defined below; and (y) multiplying by the Conversion Factor, which adjusts the price for intervening Common Stock dividends or distributions or issuances of shares of Common Stock at less than market value. The "Conversion Price" shall be, if the Issuer achieves a certain earnings target, the average of the daily closing price for the Common Stock for the 15 trading days preceding December 31, 1998; provided that (A) if the average daily closing price is less than $0.70 per share of the Common Stock, the Conversion Price shall be $0.70 per share and (B) if the average of the daily closing price is more than $1.00 per share of Common Stock, the Conversion Price shall be $1.00 per share. If the Issuer does not meet the earnings target, the Conversion Price shall be $0.65.

         If the Earls Family Limited Partnership contributes the balance of the purchase price to USV Partners, LLC, USV Partners, LLC will own 500,000 shares of Preferred Stock and 500,000 Warrants, after payment of such amount to the Issuer, and, based on such range of Conversion Prices, USV Partners, LLC would have the right to purchase between 5,500,000 and 8,192,308 shares of Common Stock, which would represent between 16.0% and 22.1% of the outstanding Common Stock at such time (assuming no other issuances other than the issuance of Common Stock and a full conversion of the Preferred Stock and a full exercise of the Warrants).

SCHEDULE 13D (Continued)                                    Page 5 of 6 Pages
--------------------------------------------------------------------------------

         The estimated ownership of 7,642,857 shares of Common Stock included in the 11,009,009 estimate in (b) above is based on the current price of the Issuer's Common Stock. At the current price of the Issuer's Common Stock, the 500,000 shares of Preferred Stock would be converted at a $0.70 Conversion Price for 7,142,857 shares of Common Stock. Assuming full exercise of the 500,000 Warrants, USV Partners, LLC would own a total of 11,009,009 shares of Common Stock, representing 20.9% of the Issuer.

         (d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of July 16, 1998, the Issuer and USV Partners, LLC entered into a Registration Rights Agreement ("Registration Rights Agreement"), which
Registration Rights Agreement was previously filed with the initial filing of the Schedule 13D. Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide USV Partners, LLC certain demand and piggyback registration rights with respect to the Common Stock that USV Partners, LLC may receive upon conversion of the Preferred Stock, exercise of the Warrants or pursuant to any stock dividends or splits ("Registrable Securities"). The demand registration rights are exercisable from time to time but may only be validly exercised pursuant to a request by holders of Registrable Securities that constitute a majority of all of the Registrable Securities. With respect to the piggyback registration rights, if the Issuer at any time proposes to register the Issuer's securities for its own account or on behalf of other shareholders of the Issuer, the holders of the Registrable Securities have the right to have their Registrable Securities included in such registration. Such registration rights are subject to certain underwriter cutbacks.

         USV Partners, LLC has an option to provide an additional $5,000,000 of financing to the Issuer, which financing may be either debt or equity financing. Such option is set forth in the Investment Agreement, which was previously filed with the initial filing of the Schedule 13D.

         In addition to the Registration Rights Agreement and the option to provide additional financing described in the initial filing, the Seller has given his irrevocable proxy to C. Gregory Earls or to such other proxy holder chosen by the Board of Directors with respect to all of his shares, pledged or otherwise, of Common Stock of the Issuer.


Item 7.  Material to Be Filed as Exhibits

Exhibit A         Proxy

SCHEDULE 13D (Continued)                                       Page 6 of 6 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated: February 22, 1999

                                           USV PARTNERS, LLC

                                           By:  USV Management, LLC, its Manager


                                             /s/ C. Gregory Earls
                                             -----------------------------------
                                             By:     C. Gregory Earls
                                             Title:  Sole Member

                                                                      EXHIBIT A




                             U.S. TECHNOLOGIES INC.

                                February 11, 1999


Mr. Kenneth H. Smith
President and Chief Executive Officer
U.S. Technologies Inc.
3901 Roswell Road, Suite 300
Marietta, GA 30062

            Re: Offer of U.S. Technologies Inc. (the "Company") of Severance Terms and Conditions

Dear Ken:

     In reviewing your proposal of the compensation and other benefits to be paid to you by the Company as consideration for your resignation as President and Chief Executive Officer of the Company and as a controlling director of the Company, I have considered what I believe to be the best interests of the Company and its shareholders, including the significant benefits to be derived by the Company from the avoidance of shareholder and creditor lawsuits and from the potential avoidance of the imminent bankruptcy of the Company. Based upon these considerations and based upon my consultations with the outside accountants for the Company and the outside legal counsel for the Company, I hereby, on behalf of the Company, as I have been specifically empowered by the Board of Directors of the Company to do, offer the following terms and conditions for your severance from employment with the Company:

     1) The Company will retain you as an independent contractor for consulting services, as needed by the Company, for six months and will pay to you for such consulting services the aggregate amount of $125,000, in six equal installments, commencing on the later date of
          (i) 30 days after the date of your resignation as an officer and director of the Company, and (ii) the date of the repayment of your indebtedness to the Company, as provided below, with each additional installment to be paid 30 days following the payment of the most recent installment; provided that the payments contemplated hereby will be reduced by any amounts owed by you to the Company over and above the repayment contemplated by Section 4 and Section 5 below. Further, you will assist with the transition of management and with other Company matters, as may be requested by the Board of Directors of the Company. The payments for your consulting services will be reported on IRS Form 1099.

Mr. Kenneth H. Smith
February 11, 1999
Page 2


     2) The Company will pay to you the aggregate amount of $4,800, in twelve equal installments, as payment of a portion of your lease payments due on a certain Mercedes Benz automobile, such installments to commence on the later date of (i) 30 days after the date of your resignation as both an officer and director of the Company and (ii) the date of the repayment of your indebtedness to the Company, as provided below, with each additional installment to be paid 30 days following the payment of the most recent installment. The lease will be reassigned to you by the Company and you will be responsible for all insurance coverages required for the automobile and for the lease.

     3) The Company will sell to you the laptop computer currently used by you and owned by the Company, for a purchase price equal to the book value of said laptop computer;

     4) You agree to sell 3,366,152 shares of the common stock, $.02 par value, of the Company, and to apply all of the proceeds thereof as repayment of all or a portion of the outstanding balance of loans due from you to the Company;

     5) The Company, upon 30 days following the effective date of your resignation as an officer and director, and upon repayment of the amount contemplated in Section 4 above, will reimburse you in the amount any and all of your unpaid out-of-pocket expenses attributable to the business of the Company, less any amounts owed to the Company over and above the repayment amount paid pursuant to Section 4 above, including any accrued interest on your loans to the Company or other amounts due and owing to the Company;

     6) Upon and as of the effective date of your resignation as an officer and director of the Company, you will purchase, and the Company will sell to you, GWP, Inc., the Company's wholly-owned subsidiary which currently owns 51% of the voting shares of Technology Manufacturing & Design, Inc. ("TMD"), in a transaction to be concluded as soon as possible following the effective date of your resignation as an officer and director of the Company and the repayment of your indebtedness to the Company, and upon such terms and conditions as are acceptable to legal counsel to the Company and are not inconsistent with the terms and conditions of this offer, such terms and conditions to include:

          a) You agree to execute a personal, non-exculpated promissory note, in the amount of $1,234,832, representing the total existing investment, plus expenses, of the Company in GWP, Inc. (the "Note"), such Note to bear interest at the prime rate plus 200

Mr. Kenneth H. Smith
February 11, 1999
Page 3


               basis points (as such prime rate is published from time to time in the Wall Street Journal), with interest to be payable quarterly, the first payment thereof being six months from the date of the Note (in the amount of the accrued interest thereon to date), with the principal thereof to be repaid in equal installments of $411,610.67, payable at the end of each 12-month period, beginning on the date of the Note, with no prepayment penalty thereon;

          b) You hereby pledge, pursuant to this agreement, 3,000,000 shares of the common stock of the Company to the performance of your obligations hereunder this Section 6 and, further, to the repayment of the Note under the terms of a stock pledge and guaranty agreement which are acceptable to the legal counsel to the Company and which are not inconsistent with the terms and conditions hereof; such pledge to also secure your personal guaranty of the satisfaction of certain existing obligations of TMD (the "Obligations") which are presently guaranteed by the Company, including, but not limited to, the payment of the Fidelity Funding, Inc. loan, pursuant to the Loan and Security Agreement between TMD and Fidelity Funding, Inc., dated as of November 30, 1998, and the performance of the purchase price payment to the minority shareholders of TMD pursuant to Section
               8.2 of the Amended and Restated Stock Purchase Agreement between TMD and GWP, Inc. dated as of October 5, 1998. You agree that any subsequent defaults of TMD with respect to the Obligations will constitute a default under the Note;

          c) GWP, Inc. will pledge its shares of TMD to secure the Note and the performance by TMD of the Obligations and such pledge shall contain such anti-dilution covenants as are acceptable to legal counsel to the Company and which shall assure that the collateral pledged by GWP, Inc. will always equal 51% of the voting stock of TMD;

          d) You and GWP, Inc. will each guarantee the performance by TMD of the Obligations, and GWP, Inc. and TMD will each guarantee the repayment of your Note;

          e) As additional collateral for the repayment of the Note and the performance by TMD of the Obligations, you will give to C.

Mr. Kenneth H. Smith
February 11, 1999
Page 4


               Gregory Earls, or to such other proxy holder chosen by the Board of Directors of the Company, your irrevocable proxy, which shall be deemed to be coupled with an interest, with respect to all of your shares, pledged or otherwise, of common stock of the Company. Such proxy shall terminate immediately upon the later to occur of (i) the repayment of the Note with all interest thereon; and (ii) the satisfaction by TMD of the Obligations;

          f) The amount of the Note shall be adjusted, if necessary, to reflect the total amount of investment and expenses of the Company in GWP, Inc. and TMD, Inc., as determined by BDO Siedman, LLP, CPAs, independent auditors of the Company, and such determination of said amount shall be deemed conclusive as between the parties; and

          g) You, GWP, Inc. and TMD will agree to provide such additional assurances as may be deemed necessary by legal counsel to the Company in the event that the Company shall deem itself insecure with respect to the repayment of the Note and the performance by TMD of the Obligations. Further, you agree that BDO Seidman, LLP, CPA's will conduct the annual audit for TMD, at the expense of TMD, for 1998 and for each fiscal year in which the Note and the Obligations are outstanding and unsatisfied.

     7) You agree that, for a period of three years, commencing on the effective date of your resignation as an officer and director of the Company, you will not directly or indirectly engage in or carry on, either individually or as a stockholder, director, officer, consultant, independent contractor, employee, agent, member or otherwise of or through any corporation, partnership, association, joint venture, firm, individual or otherwise, or in any other capacity, the business of prison-based manufacturing and/or services anywhere in the United States; provided, that there shall be no restriction upon your engaging in the business of the prison-based manufacturing of electronics anywhere outside the State of Texas.

     8) You agree that you will not, for a period of three years, commencing on the effective date of your resignation as an officer and director of the Company, call upon, recruit, solicit, or assist others in calling upon, recruiting or soliciting any person who is or was an employee of the Company and its subsidiaries, for the purpose of having such person work in any other corporation, association, or

Mr. Kenneth H. Smith
February 11, 1999
Page 5

          business engaged in providing products or services of the same or similar kind as those offered by the Company.

     This letter constitutes the offer of the Company with respect to your severance compensation and benefits. This offer will be deemed to have been accepted upon (i) receipt of your effective, unconditional resignation, in writing, (ii) your repayment of the amount contemplated by Section 4 above, and
(iii) your delivery, pursuant to the pledge requirements of Section 6(b) hereof, of 3,000,000 shares of your common stock of the Company, along with a stock power of attorney endorsed in blank relating to said shares, on or before 5:00 p.m. Eastern Standard Time on February 12, 1999.

                                       Very truly yours,


                                       U.S. TECHNOLOGIES INC.

                                       /s/ John P. Brocard
                                       -------------------------------
                                       John P. Brocard, Executive Vice President
                                       and General Counsel



Accepted this 15th day of February, 1999

/s/ Kenneth H. Smith
---------------------------
Kenneth H. Smith


cc:      James C. Melton
         C. Gregory Earls